FORM 3                                                _____________________
    U.S. SECURITIES AND EXCHANGE COMMISSION           |    OMB APPROVAL     |
            Washington, D.C.  20549                   |_____________________|
             INITIAL STATEMENT OF                     |OMB NUMBER: 3235-0104|
      BENEFICIAL OWNERSHIP OF SECURITIES              |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
  Filed pursuant to Section 16(a) of the Securities   |ESTIMATED AVERAGE    |
      Exchange Act of 1934, Section 17(a) of the      |BURDEN HOURS         |
   Public Utility Holding Company Act of 1935 or      |PER RESPONSE 0.5     |
  Section 30(f) of the Investment Company Act of 1940 |_____________________|
-----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

        J.W. Childs Equity Partners, L.P.
-----------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

        One Federal Street, 21st Floor
-----------------------------------------------------------------------------
                                  (Street)

        Boston, Massachusetts  02110
----------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
-----------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

        November 25, 1997
-----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

        04-3290201
-----------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

        Universal Hospital Services, Inc. (NASDAQ:  UHOS)
-----------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer (Check all applicable)
 (  ) Director
 (  ) 10% Owner
 (  ) Officer (give title below)
 (X ) Other (specify below)
      See Explanation of Responses
----------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)
   ___Form filed by One Reporting Person
   _X_Form filed by More than One Reporting Person

============================================================================
TABLE I - Non-derivative Securities Beneficially Owned

----------------------------------------------------------------------------------
|1.Title of Security|2.Amount of        |3.Ownership Form |4. Nature of Indirect   |
|                   |   Securities      |   Direct (D) or |   Beneficial Ownership |
|                   |   Beneficially    |    Indirect (I) |   (Instr. 5)           |
|                   |   Owned (Instr. 4)|   (Instr. 5)    |                        |
|-------------------|-------------------|-----------------|------------------------|

 Common Stock, par          -0-               n/a          See Explanation of
 value $.01 per share                                      Responses

*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

TABLE  II - Derivative Securities Beneficially Owned (E.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 4)
----------------------------------------------------------------------------
2. Date Exercisable and Expiration Date (Month/Day/Year)
     ------------------------                  -------------------------
         Date Exercisable                          Expiration Date
----------------------------------------------------------------------------
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
   --------------------------------        -------------------------------
                Title                         Amount or Number of Shares
----------------------------------------------------------------------------
4. Conversion or Exercise Price of Derivative Security
----------------------------------------------------------------------------
5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr.5)
----------------------------------------------------------------------------
6. Nature of Indirect Beneficial Ownership (Instr. 5)
============================================================================

Explanation of Responses:
      On November 25, 1997, J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Parent"), UHS Acquisition Corp., a Minnesota corporation and wholly owned subsidiary of Parent ("Acquiror" and together with Parent, the "Reporting Persons"), and Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the proposed merger of Acquiror with and into the Company. In connection therewith, the Reporting Persons and the Company entered into certain Support/Voting Agreements with certain executive officers of the Company and others, who (based on representations in such Support/Voting Agreements) beneficially own an aggregate of 1,008,678 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") (or approximately 18% of the total outstanding shares of Common Stock, based on the total number of shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of November 25,
1997). As a result of the foregoing transactions, the Reporting Persons and certain directors and executive officers of the Company and others may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act). Each of the Reporting Persons expressly declares that the filing of this Form 3 shall not be construed as an admission by it, for purposes of the Act, that it has formed a group, that it is the beneficial owner of, or that it has any shared voting or dispositive power over, or pecuniary interest in, any shares of Common Stock.

J.W. CHILDS EQUITY PARTNERS, L.P.

By:   J.W. Childs Advisors, L.P.
      General Partner

By:   J.W. Childs Associates, L.P.
      General Partner

By:   J.W. Childs Associates, Inc.
      General Partner

   /s/ Steven G. Segal                             December 4, 1997
   ------------------------------------            ----------------
   **  Signature of Reporting Person                     Date
   Name:  Steven G. Segal
   Title:  Vice President
-----------------------------
   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(A).
  Note:  File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.

FORM 3 Attachment - J.W. Childs Equity Partners, L.P.
                                                       _____________________
   U.S. SECURITIES AND EXCHANGE COMMISSION            |    OMB APPROVAL     |
           Washington, D.C.  20549                    |_____________________|
            INITIAL STATEMENT OF                      |OMB NUMBER: 3235-0104|
     BENEFICIAL OWNERSHIP OF SECURITIES               |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
 Filed pursuant to Section 16(a) of the Securities    |ESTIMATED AVERAGE    |
     Exchange Act of 1934, Section 17(a) of the       |BURDEN HOURS         |
  Public Utility Holding Company Act of 1935 or       |PER RESPONSE 0.5     |
 Section 30(f) of the Investment Company Act of 1940  |_____________________|
-----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

        UHS Acquisition Corp.
-----------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

        One Federal Street, 21st Floor
-----------------------------------------------------------------------------
                                  (Street)

        Boston, Massachusetts  02110
-----------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
----------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

        November 25, 1997
-----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

-----------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

        Universal Hospital Services, Inc. (NASDAQ:  UHOS)
-----------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer (Check all applicable)
 (  ) Director
 (  ) 10% Owner
 (  ) Officer (give title below)
 (  ) Other (specify below)
      See Explanation of Responses
-----------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

-----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)
   ___Form filed by One Reporting Person
   ___Form filed by More than One Reporting Person

=============================================================================
TABLE I - Non-derivative Securities Beneficially Owned

-------------------------------------------------------------------------------------------
|1. Title of Security    |2. Amount of        |3. Ownership Form  |4. Nature of Indirect   |
|                        |   Securities       |   Direct (D) or   |   Beneficial Ownership |
|                        |   Beneficially     |   Indirect (I)    |   (Instr. 5)           |
|                        |   Owned (Instr. 4) |   (Instr. 5)      |                        |
|------------------------|--------------------|-------------------|------------------------|


*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Form 3 Attachment - J.W. Childs Equity Partners, L.P.


TABLE II - Derivative Securities Beneficially Owned (E.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 4)

----------------------------------------------------------------------------
2. Date Exercisable and Expiration Date (Month/Day/Year)
     ------------------------                  -------------------------
         Date Exercisable                          Expiration Date
----------------------------------------------------------------------------
3. Title and Amount of Securities Underlying Derivative Security (Instr.4)
   --------------------------------        -------------------------------
                Title                         Amount or Number of Shares
----------------------------------------------------------------------------
4. Conversion or Exercise Price of Derivative Security

----------------------------------------------------------------------------
5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr.5)

---------------------------------------------------------------------------
6. Nature of Indirect Beneficial Ownership (Instr. 5)


============================================================================

   Explanation of Responses:



   UHS Acquisition Corp.


   /s/ Steven G. Segal                             December 4, 1997
   ------------------------------------            ----------------
   **  Signature of Reporting Person                     Date
   Name:  Steven G. Segal
   Title: President


-----------------------------

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(A).

  Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

============================================================================